Exhibit 99.1

XP Inc. Announces New Head of Investor Relations

São Paulo, Brazil, November 22, 2023 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the appointment of André Parize to lead its Investor Relations team. Parize joins the company's IR team in São Paulo and will report to Bruno Constantino, Chief Financial Officer of XP Inc.

André Parize brings over twenty years of experience across various industries. He has served as the CFO of Getnet Brasil for over two years, playing a pivotal role in the company's initial public offering (IPO) by managing financial planning with a focus on growth, cost control, and profitability.

Parize also held the position of Head of Investor Relations at Banco Santander Brasil for five years, leading an award-winning team. He has spent eight years in roles such as Head of Research at Votorantim Corretora and Private Equity at Banco Votorantim.

“We are very excited about Parize joining the team. He is a benchmark in the market and will add to an already strong and consolidated team, bringing even more experience,” comments Bruno Constantino, Chief Financial Officer of XP Inc.

“We would also like to extend our heartfelt gratitude to André Martins, former head of Investor Relations, who is contributing to another leadership role within the company, for his exceptional work and dedication throughout the past years.” adds Constantino.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com